Exhibit 99.1

For information, contact:

David Skipper, 281-836-8155

Archrock, Inc. Announces Agreement to Acquire Remaining Public Stake in Archrock Partners, L.P.

•                  Accelerated deleveraging with increased retained cash flow

•                  Combined company targeting 10-15 percent annual dividend growth through 2020

•                  Expected cash available for dividend coverage above 2.00x through 2020

•                  Elimination of incentive distribution rights and simplified capital structure

•                  23.4% premium to Archrock Partners trading price on December 29, 2017

•                  Expected to be immediately accretive to Archrock, Inc. shareholders

•                  Transaction expected to close in Q2 2018

Houston, January 2, 2018 - Archrock, Inc. (NYSE: AROC) (“Archrock” or “AROC”) and Archrock Partners, L.P. (NASDAQ: APLP) (“Archrock Partners” or “APLP”) today announced that they have entered into a definitive merger agreement under which Archrock will acquire all of the outstanding common units of Archrock Partners it does not already own for Archrock common stock valued at approximately $607 million, based on the most recent closing price of Archrock common stock

Under the merger agreement, each outstanding common unit of Archrock Partners that Archrock does not already own will be converted into 1.400 shares of Archrock common stock, representing a 23.4 percent premium to the Archrock Partners closing price on December 29, 2017; and a 23.9 percent premium to Archrock Partners volume-weighted average trading price during the ten trading days ended December 29, 2017.

“We believe the combination of Archrock and Archrock Partners will enhance our cash available for dividend coverage, improve our credit profile, simplify our capital structure, and lower our cost of capital. Additionally, our increased retained cash flow will better position us to continue to invest in our robust opportunity set of growth projects and significantly reduce our need for equity capital,” said Brad Childers, President and Chief Executive Officer. “We believe this transaction is attractive for our stockholders and unitholders, as it will improve our platform to capture the next leg of growth in the U.S. natural gas compression market.”

The transaction is expected to be immediately accretive to Archrock, and the combined company is expected to have a cash available for dividend coverage ratio above 2.00x through 2020. Management intends to recommend to the Archrock board of directors a 10 percent increase in the first full quarterly dividend following the completion of the transaction and expects a 10 to 15 percent annual dividend growth rate through 2020.

Following the completion of the transaction, Archrock is expected to have an approximate $2.8 billion enterprise value and will continue to be the largest outsourced provider of natural gas compression services in the United States. Stockholders of Archrock and unitholders of Archrock Partners are expected to benefit from the larger size of the combined company, improved equity trading liquidity, and a lower cost of funding for future growth. Following the completion of the transaction, Archrock does not expect to pay cash federal income taxes through at least 2023.

Additional Transaction Terms and Details

Under the terms of the merger agreement, Archrock will acquire all of the approximately 41.3 million outstanding units of Archrock Partners it does not already own at a fixed exchange ratio of 1.400 Archrock common shares for each publicly held common unit of Archrock Partners. Archrock Partners common units will no longer be publicly traded after the transaction. In aggregate, Archrock will issue approximately 57.8 million shares in connection with the proposed transaction, representing approximately 44.9 percent of the total shares outstanding of the pro forma combined entity.

Following completion of the transaction, all senior notes of Archrock Partners will remain outstanding.  Because Archrock Partners will be wholly owned by Archrock, the incentive distribution rights in Archrock Partners will be terminated upon the closing of the transaction.

The transaction terms were negotiated, reviewed and approved by the conflicts committee of the board of directors of the managing general partner of Archrock Partners and approved by the board of directors of the managing general partner of Archrock Partners. The Archrock Partners conflicts committee is composed of the independent members of the board of directors of Archrock Partners’ managing general partner. The board of directors of Archrock also approved the merger agreement.

Conditions to Closing

Subject to customary approvals and conditions, the transaction is expected to close in the second quarter of 2018. The transaction is subject to the approval of APLP common unitholders and AROC stockholders and the effectiveness of a registration statement related to the issuance of the new AROC shares to Archrock Partners’ unitholders.

Advisors

Citi is acting as exclusive financial advisor and Latham & Watkins is acting as legal advisor to Archrock. Evercore Group L.L.C. is acting as exclusive financial advisor and Akin Gump Strauss Hauer & Feld LLP and Morris, Nichols, Arsht & Tunnell LLP are acting as legal advisors to the Archrock Partners conflicts committee.

Conference Call Details

Archrock and Archrock Partners will host a joint conference call on January 2, 2018 to discuss the transaction. The call will begin at 10:00 a.m. Eastern Time.

To listen to the call via a live webcast, please visit Archrock’s website at www.archrock.com. The call will also be available by dialing 1-888-771-4371 in the United States and Canada or +1-847-585-4405 for international calls. Please call approximately 15 minutes prior to the scheduled start time and reference Archrock conference call number 4624 2542.

A replay of the conference call will be available on Archrock’s website for approximately seven days. Also, a replay may be accessed for approximately seven days by dialing 1-888-843-7419 in the United States and Canada, or +1-630-652-3042 for international calls. The access code is 4624 2542#.

Archrock non-GAAP measures

Cash available for dividend, a non-GAAP measure, is defined as distributions received by Archrock from Archrock Partners, L.P., plus Archrock deconsolidated gross margin (defined as total revenue less cost of sales (excluding depreciation and amortization expense), less the following deconsolidated items: maintenance and other capital expenditures, cash sales, general and administrative expense excluding corporate office relocation costs, cash interest expense associated with Archrock’s debt, cash tax and (gain) loss on sale of property, plant and equipment. Cash available for dividend coverage is defined as cash available for dividend divided by total dividends.

Archrock is unable, without unreasonable efforts, to provide a quantitative reconciliation of its preliminary non-GAAP outlook of cash available for dividend coverage because net income or loss, maintenance and other capital expenditures, expense or benefit from income taxes, and cash tax expense or refund cannot be estimated due to the level of unpredictability and uncertainty associated with these items. For these same reasons, Archrock is unable to assess the probable significance of these excluded items.

About Archrock

Archrock, Inc. (NYSE: AROC) is a pure-play U.S. natural gas contract compression services business and a leading supplier of aftermarket services to customers that own compression equipment in the United States. Archrock holds interests in Archrock Partners, L.P. (NASDAQ: APLP), a master limited partnership and the leading provider of natural gas compression services to customers throughout the United States. Archrock is headquartered in Houston, Texas, operating in the major oil and gas producing regions in the United States, with approximately 1,700 employees. For more information, visit www.archrock.com.

About Archrock Partners

Archrock Partners, L.P., a master limited partnership, is the leading provider of natural gas contract compression services to customers throughout the United States. Archrock, Inc. (NYSE: AROC) owns an equity interest in Archrock Partners, including all of the general partner interest. For more information, visit www.archrock.com.

Forward-Looking Statements

All statements in this release (and oral statements made regarding the subjects of this release) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Archrock and Archrock Partners, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the expected benefits of the proposed transaction to Archrock and Archrock Partners and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations.

While Archrock and Archrock Partners believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on Archrock, Archrock Partners and their customers; changes in tax laws that impact master limited partnerships; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of Archrock’s or Archrock Partners’ customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; the results of any shareholder actions that may be filed relating to the restatement of Archrock’s financial statements; the potential additional costs relating to Archrock’s restatement, cost-sharing with Exterran Corporation and to addressing any reviews, investigations or other proceedings by government authorities or shareholder actions; and the performance of Archrock Partners.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in each of Archrock’s and Archrock Partners’ Annual Reports on Form 10-K for the year ended December 31, 2016, and those set forth from time to time in each party’s filings with the Securities and Exchange Commission (the “SEC”), which are available at www.archrock.com. Except as required by law, Archrock and Archrock Partners expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Archrock will file a registration statement on Form S-4, including a joint proxy statement/prospectus of Archrock and Archrock Partners, with the SEC.  INVESTORS AND SECURITY HOLDERS OF ARCHROCK AND ARCHROCK PARTNERS ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of Archrock and Archrock Partners in connection with the Archrock shareholder meeting and the Archrock Partners unitholder meeting.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Archrock and Archrock Partners with the SEC from the SEC’s website at www.sec.gov.  Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.archrock.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Archrock, Archrock Partners and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in Archrock’s proxy statement relating to its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017, and Archrock Partners’ Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 23, 2017, and subsequent statements of changes in beneficial ownership on file with the SEC.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.